March 10, 2025

Max Gottschalk
Chief Executive Officer
Perfect Moment Ltd.
244 5th Ave Ste 1219
New York, NY 10001

       Re: Perfect Moment Ltd.
           Registration Statement on Form S-3
           Filed March 6, 2025
           File No. 333-285612
Dear Max Gottschalk:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing